The Tower at Peabody Place

100 Peabody Place, Suite 900

Memphis, TN 38103-3672

(901) 543-5900

April 12, 2013

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549 Attention: Mary A. Cole, Senior Counsel	VIA EDGAR

Re:	Fidus Investment Corporation

Preliminary Proxy Statement on Schedule 14A

Filed on March 26, 2013

File No. 814-00861

Dear Ms. Cole:

As counsel to Fidus Investment Corporation, a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), which reflects amendments made to the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2013.

On behalf of the Company, please find below the responses to the oral comments issued by the staff of the Division of Investment Management (the “Staff”) of the Commission on April 4, 2013 concerning the Preliminary Proxy Statement. For your convenience, we have included the text of the Staff comments preceding each of the Company’s responses.

Proposal Number Two

1.	Comment: In proposal number two, clarify that the sale of options, warrants or rights does not extend past the one-year approval granted by the stockholders.

Response: The Company respectfully submits that the stockholders approved a proposal at the 2012 annual meeting allowing for the Company to issue warrants, options or rights to subscribe to, convert to, or purchase shares of the Company’s common stock in one or more offerings, subject to meeting the other requirements set forth in Section 61(a) of the Investment Company Act of 1940 (the “1940 Act”). Pursuant to Section 61(a), a business development company (“BDC”) may issue warrants, options, or rights to subscribe or convert to voting securities of such company accompanied by securities if (i) such warrants, options or rights must expire within 10 years of issuance, (ii) the exercise or conversion price for the securities must not be less than the current market value of the common stock at the date of issuance and (iii) the proposal to issue such securities must be authorized by the stockholders of the BDC and the individual issuances must be approved by a majority of directors who have no financial interest in the transaction and a majority of the independent directors on the basis that such issuance is in the best interests of the company and its stockholders. Pursuant to the Company’s approval at the 2012 annual meeting, the Company can issue such options, warrants or rights, if among other requirements, the exercise price or conversion price is not less than the then current market value on the date of issuance. The Company has deleted references in Proposal No. 2 to options, warrants or rights as such approval is not necessary in light of the stockholder approval received at the 2012 annual meeting and the conditions under Section 61(a).

2.	Comment: In the second paragraph in proposal number two, clarify that the 25% limitation is a per-offering limitation, which means that over the course of a year, on a cumulative basis, more than 25% of the Company’s stock could be sold below NAV.

Response: In response to the Staff’s comment, the Company has included the requested clarification in Proposal No. 2.

3.	Comment: In the table in proposal number two relating to hypothetical sales of shares below NAV, add a column showing a 25% discount to NAV.

Response: In response to the Staff’s comment, the Company has included the requested information in the table within Proposal No. 2.

In response to the requests contained in the Staff comments, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact me at (901) 543-5918 or hwbrown@bassberry.com or Megan Barnes at (901) 543-5955 or mbarnes@bassberry.com. Thank you in advance for your prompt attention to this matter and we look forward to hearing from you soon.

Sincerely,

/s/ Helen W. Brown

Helen W. Brown